Exhibit 99.4

APPENDIX C FORM OF REGISTRATION RIGHTS UNDERTAKING

January __, 2014

To:

All Holders (as defined in this Registration Rights Undertaking)

Registration Rights Undertaking

Reference is hereby made to that certain Share Purchase Agreement (the "Purchase Agreement") dated as of September 16, 2013 by and among Perion Network Ltd., a company formed under the laws of Israel ( the "Company"), Conduit Ltd., a company formed under the laws of Israel ("Conduit"), and ClientConnect Ltd., a company formed under the laws of Israel. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

In accordance with Section 1.5(iv) of the Purchase Agreement, and in consideration for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the Company hereby irrevocably undertakes and agrees as follows:

1.             Definitions.  As used in this Undertaking, the following capitalized terms shall have the following respective meanings:

1.1.           “1% Holder” means a Holder that holds at the relevant time Registrable Securities consisting at least 1% of the issued and outstanding share capital of the Company at the relevant time.

1.2.           “3% Holder” means a Holder that holds at the relevant time Registrable Securities consisting at least 3% of the issued and outstanding share capital of the Company at the relevant time or a Holder whose resales of Registrable Securities would otherwise be subject to volume limitations set forth in Rule 144 under the Securities Act.

1.3.           “Board” means the Board of Directors of the Company.

1.4.           “Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; all as amended.

1.5.            “Form F-3” means such form (or Form S-3, as the case may be) under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC, which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.6.           “Holder(s)” means any shareholder of the Company that is listed in the Closing Spreadsheet delivered at Closing pursuant to Section 5.10 of the Purchase Agreement and delivers to the Company prior to the filing of the Purchase Agreement F-3 a signed joinder in the form attached hereto, and any of its respective permitted transferees and assigns, so long as it holds Registrable Securities.

1.7.           “Holders Majority” means 1% Holders holding at the relevant time a majority of all Registrable Securities held by all then 1% Holders.

1.8.           “Ordinary Shares” means Ordinary Shares, par value NIS 0.01 each, of the Company.

1.9.            “Prospectus” means the prospectus included in a Shelf Registration Statement, as amended or supplemented by any prospectus supplement and by all other amendments thereto and all material incorporated by reference in such prospectus.

1.10.            “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

1.11.           “2012 Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of November 30, 2012, among the Company and the investors listed therein.

1.12.           “Registrable Securities” means (i) any Ordinary Shares issued at Closing to the Holders (including Ordinary Shares issued or issuable upon exercise of options), and (ii) any and all securities issued or issuable with respect to the securities described in clause (i) above, upon any stock split, stock dividend or the like, or into which such Ordinary Shares have been or may be converted to or exchanged into in connection with any merger, consolidation, reclassification, recapitalization or similar event; in each case, until their effective registration under the Securities Act and their resale in accordance with the registration statement in which such Registrable Securities are included or until their earlier sale in the open market pursuant to Rule 144 under the Securities Act.

1.13.           “SEC” means the United States Securities and Exchange Commission.

1.14.           “Securities Act” shall mean the Securities Act of 1933 and the rules and regulations promulgated thereunder; all as amended.

2.             Purchase Agreement F-3.

2.1.           Purchase Agreement F-3. As soon as practicable following the filing of the Company’s Annual Report on Form 20-F for the 2013 fiscal year, and in any event within the earlier of (i) thirty (30) calendar days following the filing of such Annual Report and (ii) one hundred and fifty (150) calendar days following the Closing Date, the Company shall file with the SEC a registration statement for an offering of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering on Form F-3 the resale from time to time by the Holders thereof whose resales of Registrable Securities would otherwise be subject to volume limitations set forth in Rule 144 under the Securities Act (the “Purchase Agreement F-3”), and the Company shall use its commercially reasonable best efforts to cause such Purchase Agreement F-3 to be declared effective under the Securities Act as soon as possible thereafter.

2.2.           Election to Join Registration.  Each such Holder desiring to include in the Purchase Agreement F-3 all or any part of the Registrable Securities held by it shall, within thirty (30) days following the Closing Date, deliver to the Company a signed joinder to this Undertaking in form attached hereto specifying the number of Registrable Securities requested to be included and the other information required to set forth therein.  If a Holder decides not to include all of its Registrable Securities in any registration statement to be filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement(s) as may be filed by the Company with respect to offerings of its securities, subject to the terms and conditions set forth in this Undertaking.

3.             Piggyback Registrations.

3.1.           Notice of Registration.  At any time and from time to time, the Company shall notify all 3% Holders in writing at least twenty-one (21) days prior to the filing of any registration statement for purposes of an offering of securities of the Company (but other than registration relating solely to employee benefit plans on Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form F-4 or similar forms that may be promulgated in the future) and will afford each such Holder requesting to be included in such registration, in accordance with this Section 3.1, an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder.   Each 3% Holder shall be afforded the opportunity pursuant to this Section 3.1 regardless of any contractual or other lock up arrangement that may apply to such Holder’s Registrable Securities and regardless of whether such Holder is entitled to sell its Registrable Securities in the open market pursuant to Rule 144 under the Securities Act.  Each 3% Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within fourteen (14) days after delivery of the above-described notice by the Company, so notify the Company in writing specifying the number of Registrable Securities requested to be included and, to the extent not previously done so, deliver to the Company a signed joinder to this Undertaking in form attached hereto.  If a Holder decides not to include all of its Registrable Securities in any registration statement to be filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement(s) as may be filed by the Company with respect to offerings of its securities, subject to the terms and conditions set forth in this Undertaking.  The number of occurrences of the registration pursuant to this Section 3 shall be unlimited.

3.2.           Underwritten Offering.

 3.2.1.            If the registration statement under which the Company gives notice under this Section 3.2.1 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities as part of its notice made pursuant to Section 3.1.  In such event, the right of any such Holder to be included in a registration pursuant to this Section 3 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.  All Holders, and all other holders of Company securities, proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company.

 3.2.2.            Notwithstanding any other provision of this Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares (including Registrable Securities) to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Investors (as defined in the 2012 Registration Rights Agreement) pro rata based on the total number of Ordinary Shares to be included in such registration by the Investors as required by the terms of the 2012 Registration Rights Agreement, if any; third, to the Holders pro rata based on the total number of respective Registrable Securities to be included in such registration by the Holders; and fourth, to any shareholder of the Company (other than a Holder and an Investor) pro-rata, based on the total number of shares requested to be included in such registration by such shareholder. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

3.3.           Right to Terminate Registration.  The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3 prior to the effectiveness of such registration, whether or not any Holder has elected to include securities in such registration without incurring any liability whatsoever towards any of the Holders.

4.             Shelf Registration Statement.

4.1.           Request for Registration. Subject to the conditions of this Section 4, during the period from the expiration of the Purchase Agreement F-3 until the date which is the expiration of three (3) years from the latest date until which the Purchase Agreement F-3 is required to be effective (the “Shelf Registration Period”), if the Company shall receive a written request from any Holder(s) whose resales of Registrable Securities would otherwise be subject to volume limitations set forth in Rule 144 under the Securities Act, holding, in the aggregate, not less than 10% of the Registrable Securities then outstanding, that the Company file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by such Holders of Registrable Securities with an aggregate anticipated offering price of at least $2,000,000 (the “Shelf Registration Statement”), and,  to the extent not previously done so, delivering to the Company a signed joinder to this Undertaking in form attached hereto, then the Company shall, within fifteen (15) days of the delivery thereof, deliver written notice of such request to all Holders.  Any Holder(s) whose resales of Registrable Securities would otherwise be subject to limitations set forth in Rule 144 under the Securities Act may elect to join in such request as specified in a written notice delivered to the Company within fifteen (15) days after delivery by the Company of its foregoing written notice and, to the extent not previously done so, delivering to the Company a signed joinder to this Undertaking in form attached hereto. The Shelf Registration Statement shall be on Form F-3 or another appropriate registration statement permitting registration of such Registrable Securities for resale by the Holders in accordance with the methods of distribution elected by them, which may include underwritten offerings, and set forth in such Shelf Registration Statement.  The Company shall use its commercially reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within two (2) months after the Holders’ initial request in accordance with this Section 4.1 and to keep such Shelf Registration Statement continuously effective under the Securities Act until the disposition of all Registrable Securities included in such Shelf Registration Statement.  The number of occurrences of the registration pursuant to this Section 4 shall be limited to four during the Shelf Registration Period.

4.2.           Exclusions. The Company shall not be required to effect a registration pursuant to this Section 4 (without limiting any other provisions of this Section 4 to that effect):

 4.2.1.            If Form F-3 or another appropriate registration statement is not available for such offering by the Holders;

 4.2.2.           If within ten (10) days of receipt of a written request from any Holder or Holders pursuant to this Section 4, the Company gives notice to such Holder or Holders of the Company’s good faith intention to file a registration statement for a public offering within forty five (45) days, provided that the Company actually files such registration statement within such forty five (45) days and makes reasonable good faith efforts to cause such registration statement to become effective and all applicable Holders are entitled to exercise their rights pursuant to Section 3 in connection with such registration statement;

 4.2.3.           During the period ending on a date one hundred eighty (180) days after the effective date of another registration statement (other than a registration statement on Form S-8);

 4.2.4.           If the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 4, an officer’s certificate signed by order of the Board stating that in the good faith judgment of the Board (excluding any Board members who have a personal interest in the matter), it would be seriously detrimental to the Company and its shareholders for such Shelf Registration Statement to be effected at such time, in which event the Company shall have the right to defer the filing of the Shelf Registration Statement for a period of not more than forty five (45) days after receipt of the initial request of the Holder or Holders under this Section 4; provided, that such right to delay a request shall be exercised by the Company not more than twice in any twelve (12) month period; or

 4.2.5.            In any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

4.3.           Suspension.

 4.3.1.            In addition to any suspension rights under subsection 4.3.2 below, upon the happening of any pending corporate development, public filing with the SEC or any other applicable federal, state governmental or similar event, that, in the good faith judgment of the Board (excluding any Board members who have a personal interest in the matter), renders it advisable to suspend the use of the Prospectus or upon the request by an underwriter in connection with an underwritten public offering of the Company’s securities, the Company may, not more than twice within a twelve-month period, for not more than forty five (45) days each (or, until December 31, 2015, for not more than sixty (60) days each), suspend use of the Prospectus on written notice to each Holder (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each Holder shall discontinue disposition of Registrable Securities covered by the registration statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Holders or until the Holders are advised in writing by the Company that sales of Registrable Securities under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. The suspension and notice thereof described in this Section 4.3 shall be held by each Holder in strictest confidence and shall not be disclosed by such Holder, unless required by law.

 4.3.2.            In the event of: (i) any request by the SEC or any other applicable federal, state or foreign governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information, (ii) the issuance by the SEC or any other applicable federal, state or foreign governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iii) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (iv) any event or circumstance which necessitates the making of any changes in the registration statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Company shall deliver a certificate in writing to the Holders (the “Suspension Notice”) to the effect of the foregoing (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known). Upon receipt of such Suspension Notice, the Holders will discontinue disposition of Registrable Securities covered by the registration statement or Prospectus (a “Suspension”) until the Holders’ receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until the Holders are advised in writing by the Company that the current Prospectus may be used, and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as possible after delivery of a Suspension Notice to the Holders. The Suspension and Suspension Notice described in this Section 4.3.2 shall be held by each Holder in strictest confidence and shall not be disclosed by such Holder, unless required by law.  The required effectiveness period of any shelf registration statement filed pursuant to this Undertaking shall be extended by one day for each day that such registration statement is subject to a Suspension.

 4.3.3.            The provisions of this Section 4.3 shall apply mutatis mutandis to the Purchase Agreement F-3.

5.           Obligations of the Company.  Whenever required to effect the registration of any Registrable Securities (including pursuant to the Purchase Agreement F-3), the Company shall, without limitation of any other provision herein, as expeditiously as reasonably possible:

5.1.           Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable best efforts to cause such registration statement to become effective as soon as possible after the filing, and keep such registration statement effective until the earliest of (i) five years following effectiveness, (ii) the disposition of all Registrable Securities included in such registration statement and (iii) such time as all the Registrable Securities included in such registration statement shall be permitted to be sold by the respective Holders thereof without registration and without any volume limitations set forth in Rule 144 under the Securities Act. In case of the Purchase Agreement F-3, prior to the filing of each draft Purchase Agreement F-3 and any correspondence with the SEC regarding such draft, provide Conduit with a reasonable opportunity to review and comment on the drafts and correspondence and consider in good faith the comments of Conduit. In case of a registration statement pursuant to Section 4, such registration statement shall include a plan of distribution in customary form;

5.2.           Prepare and file with the SEC (or any other applicable federal, state or foreign governmental authority) such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

5.3.           Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

5.4.           Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

5.5.           In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering;

5.6.           Immediately notify each seller of Registrable Securities covered by such registration statement and each underwriter under such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company shall prepare and furnish to each such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

5.7.           Use commercially reasonable best efforts to cooperate with the sellers in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering using commercially reasonable best efforts to cause key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgment of such managing underwriter are appropriate for such underwritten offering;

5.8.           In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the participating Holders of Registrable Securities and their respective counsel and accountants, the opportunity to (i) review any such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any other document to be filed, and (ii) provide comments to such documents if necessary to cause the description of such Holders of Registrable Securities to be accurate; and

5.9.           Otherwise use commercially reasonable best efforts to comply with the Securities Act, the Exchange Act and any other applicable rules and regulations of the SEC, and make available to the Holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months after the effective date of such registration statement, which earnings statement shall satisfy Section 11(a) of the Securities Act and any applicable regulations thereunder, including Rule 158.

6.             Registration Expenses.  All registration expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 2 through 5 herein shall be borne by the Company.  Registration expenses shall include all expenses incurred by the Company or incident to the Company’s performance of or compliance with this Undertaking with respect to any registration in complying with Sections 2 through 4 hereof, including, without limitation, expenses incurred in connection with the preparation of a prospectus, printing, registration and filing fees, printing fees and expenses, fees and disbursements of counsel, accountants and other advisors for the Company, reasonable fees and disbursements of a single special counsel for the Holders (selected by Holders of the majority of the Registrable Securities requesting such registration), taxes, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the NASDAQ Stock Market or any other securities exchange on which the Ordinary Shares of the Company are then listed, fees of transfer agents or registrars and the expense of any special audits incident to or required by any such registration. Notwithstanding the foregoing, however, all underwriters’ discounts and commissions in respect of the sale of Registrable Securities shall be paid by the Holders, pro rata in accordance with the number of Registrable Securities sold in the offering.

7.             Preconditions to Participation in Underwritten Registrations.  No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (i) agrees to enter into a written underwriting agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature, and (ii) provides any relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements, provided, however, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and (ii) no such Holder shall be required to make, and the Company shall use commercially reasonable best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to, or agreements with, any underwriter in a registration effected pursuant to Sections 2 through 4  hereof other than customary representations, warranties and agreements relating to such Holder's title to Registrable Securities and authority to enter into the underwriting agreement.

8.             Indemnification.  In the event any Registrable Securities are included in a registration statement under Sections 2 through 4 hereof:

8.1.           To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its affiliates, the partners, officers, directors and shareholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Securities Act) in an underwritten offering for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”) by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Holder, its affiliates, partners, officers, or directors, any underwriter (as defined in the Securities Act) in an underwritten offering for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 8.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

8.2.           To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, legal counsel and accountants and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s affiliates, partners, directors, officers, legal counsel and accountants or any person who controls such underwriter or other Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which such indemnified parties may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder specifically for use in connection with such registration; and each such Holder will pay as incurred any legal or other expenses reasonably incurred by such indemnified parties in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this Section 8.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 8.2 exceed the net proceeds from the offering received by such Holder.

8.3.           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding, provided further that the indemnifying party shall not be required to pay the fees of more than one counsel for all of the indemnified parties. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, shall, to the extent materially prejudicial to its ability to defend such action, relieve such indemnifying party of its liability to the indemnified party under this Section 8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.

8.4.           If the indemnification provided for in this Section 8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder; and provided further that no party will be liable for contribution with respect to the settlement of any claim or action effected without its written consent.

8.5.           The obligations of the Company and Holders under this Section 8 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Undertaking.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

8.6.           The indemnification provisions of this Section 8 shall not be in limitation of any other indemnification provisions included in any other agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall prevail.

9.             Lock-Up Agreement.

9.1.           Each Holder and the Company hereby agrees that, if so requested by the representative of the lead or managing underwriters of a public offering effected by the Company pursuant to a registration statement (the “Managing Underwriter”), such Holder and Company shall not, without the prior consent of the Managing Underwriter (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Registrable Securities or any securities of the Company (whether such shares or any such securities are then owned by the Holder, or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Registrable Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Registrable Securities or such other securities, in cash or otherwise, during the period specified by the Managing Underwriter, with such period not to exceed 90 days following the effective date of such registration statement (the “Market Standoff Period”), provided that (i) if the Company issues an earnings release or material news, or if a material event relating to the Company occurs, during the last seventeen (17) days of the Market Standoff Period, or (ii) if prior to the expiration of the Market Standoff Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Market Standoff Period, the Market Standoff Period may be extended by the Managing Underwriter until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Any discretionary waiver or termination of the restrictions contained in any such agreement by the Company or the underwriter shall first apply to the Holders of Registrable Securities, which shall have preference over all other holders of the Company’s securities to register and sell the shares to be registered within such waiver or termination of restrictions.

9.2.           The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

9.3.           The provisions of this Section 9 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement ,and shall only be applicable to the Holder if all, officers, directors and shareholders of the Company holding a percentage of the Company’s share capital as determined by the Managing Underwriter, enter into similar agreements.

9.4.           The underwriters in connection with a registration statement so filed are intended to be third party beneficiaries of this Section 9 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

9.5.             At the request of the Managing Underwriter, each Holder shall execute and deliver a lock-up letter in the form reasonably requested by such Managing Underwriter substantially on the terms set forth in this Section 9.

10.           Assignment of Registration Rights; Transfer of Registrable Securities.  The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by a 1% Holder to any transferee of all or part of the Registrable Securities held by such 1% Holder, provided that (i) the transferee is a 1% Holder or becomes a 1% Holder as a result of such transfer, (ii) the transferor furnishes to the Company written notice of the name and address of such transferee and the securities with respect to which such registration rights are being assigned and (iii) to the extent not previously done so, the transferee delivers to the Company a signed joinder to this Undertaking in form attached hereto.

11.           Rule 144 Reporting.  With a view to making available to all Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

11.1.         Make and keep available adequate current public information with respect to the Company, within the meaning Rule 144(c) under the Securities Act or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public.

11.2.         Furnish to such Holder forthwith upon request: (i) a written statement by the Company as to its compliance with the applicable informational requirements of Rule 144(c) under the Securities Act (or similar rule then in effect), and of the Exchange Act; (ii) a copy of the most recent annual or quarterly report of the Company; and (iii) such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration; and

11.3.         Comply with all other necessary filings and other requirements so as to enable the holders of Registrable Securities to sell Registrable Securities under Rule 144 under the Securities Act (or similar rule then in effect).

12.           Information by Holders. As a condition to the inclusion of any Registrable Securities in a registration pursuant to this Undertaking, the Holder of such Registrable Securities shall timely furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required for any registration, qualification or legal compliance.

13.           Subsequent Registration Rights.  Other than the registration rights granted to the Investors under the 2012 Registration Rights Agreement, without the consent of the Holders Majority, the Company may not grant, or enter into any other agreement with any holder or prospective holder of any securities of the Company that would grant such holder, registration rights, except for rights inferior to, or on a pari passu basis with, those granted hereunder; provided, however that the Company shall not allow such holder of securities of the Company: (i) to include such securities in any registration filed under Section ~~3~~ hereof, unless under the terms of such agreement, such holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included; or (ii) to demand underwritten registration of their securities.

14.           Miscellaneous.

14.1.           Entire Agreement.  This Undertaking constitute the full and entire understanding and agreement between the Company and Holders with regard to the subject matters hereof and supersedes all prior negotiations, agreements and understandings (other than the Purchase Agreement) of the Company and the Holders of any nature, whether oral or written, relating thereto.

14.2.           Amendment of Registration Rights. Any provision of this Undertaking may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holders Majority.  Any amendment or waiver effected in accordance with this Section 14.2 shall be binding upon the Company and all the Holders.

14.3.           Governing Law; Venue.  This Undertaking shall be governed by and construed under the laws of the State of Israel, without regard to the conflicts of law principles of such State, except with respect to matters that are subject to foreign securities laws and regulations, which shall be governed by such applicable laws and regulations. The Company and the Holders irrevocably submit to the exclusive jurisdiction of the competent courts located in Tel Aviv-Jaffa, Israel in respect of any dispute or matter arising out of or connected with this Undertaking.

14.4.           Successors and Assigns.  The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors, and administrators of the Holders and the Company.

14.5.           Severability.  In the event one or more of the provisions of this Undertaking should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Undertaking, and this Undertaking shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

14.6.           Delays or Omissions; Remedies.  It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Undertaking shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder’s part of any breach, default or noncompliance under the Undertaking or any waiver on such Holder’s part of any provisions or conditions of this Undertaking must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Undertaking, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

14.7.           Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the Company or the Holders, in each case that is to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) two (2) days after deposit with an internationally recognized courier, specifying two day delivery, with written verification of receipt. All communications shall be sent to the Company or the Holders, in each case that is to be notified, at the address as set forth below or at such other address as such person may designate by advance written notice to the others.

14.7.1.	If to the Company:

Perion Network Ltd.
4 Ha'Nechoset Street
Tel Aviv 69710, Israel
Attention: General Counsel
Facsimile No.: +972-3-644-5502
Email: LimorG@Perion.com
With a mandatory copy to (which shall not constitute notice):

Goldfarb Seligman & Co.
Electra Tower
98 Yigal Alon Street
Tel-Aviv 67891, Israel
Attention: Adam M. Klein, Adv.
Facsimile No.: +972 (3) 521-2212
Email: adam.klein@goldfarb.com

14.7.2.	If to a Holder: to the address set forth in the Closing Spreadsheet.

With a mandatory copy to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.,
Ramat-Gan 52506, Israel
Attention: Dan Shamgar, Adv. and Ariel Aminetzah, Adv.
Facsimile No.: +972-3-6103111
Email: dshamgar@meitar.com; arielami@meitar.com

14.8.         Aggregation of Shares.  All Registrable Securities held by any Holder and any entity affiliated with any Holder, shall be aggregated together for the purpose of determining the availability of any rights under this Undertaking, the applicability of any limitation under this Undertaking, or calculating such Holder’s pro rata share. The term “affiliate” shall have the meaning assigned to it in Rule 405 under the Securities Act.

14.9.          Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to this Undertaking shall terminate ten (10) years after the Closing Date.

- Signature page follows -

In Witness Whereof, the undersigned has duly signed this Registration Rights Undertaking as of this ___ day of January, 2014.

Perion Network Ltd.
Name:
Title:

JOINDER TO REGISTRATION RIGHTS UNDERTAKING

The undersigned hereby consents to and agrees to become a party to, be bound by and comply with all of the provisions of the Registration Rights Undertaking executed by Perion Network Ltd. on January __, 2014 (the “Registration Rights Undertaking”) and that all the Registrable Securities (as defined in the Registration Rights Undertaking) held by the undersigned are and shall be subject to all of the rights, obligations and restrictions described in the Registration Rights Undertaking in the same manner as if the undersigned were an original signatory thereto.

Accordingly, the undersigned has executed and delivered this Joinder to Registration Rights Undertaking as of ____ day of _____, ____.

[NAME]

By:____________________________
Name: _________________________
Title:__________________________

Address for Notices:
________________
________________
Fax:____________
Email:__________

Number of Registrable Securities held: ________________